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FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Bill & Melinda Gates Foundation (Last) (First) (Middle) 1551 Eastlake Avenue E. (Street) Seattle Washington 98102 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/04/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Republic Services, Inc. (RSG)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

      Director

      10% Owner

      Officer (give title below)

  X(1)  Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	100,000	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The Reporting Person may be deemed to be a member of a Section  13(d)  group  that  beneficially owns  more  than  10% of the  issuer’s  outstanding  Common  Stock.  The Reporting Person disclaims  beneficial ownership of all securities other than those reported  above, and this report shall not be deemed an admission that such a group exists or that the Reporting Person is the beneficial owner of the securities of such group for purposes of Section 16 or for any other purpose.

/s/ Michael Larson

02/11/03
** Signature of Reporting Person Attorney-in-fact	Date

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002